UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Drive

Unit 1003

Toronto, Ontario, Canada M3B 0A4

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

On June 14, 2023, Visionary Education Technology Holdings Group Inc. (the “Company” or “we”) received a letter from the Nasdaq Listing Qualifications Department Staff (the “Staff’) of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, based upon the closing bid price for the last 31 consecutive business days, the Company no longer meets this requirement set forth under Nasdaq Listing Rule 5550(a)(2), which requires an issuer to maintain a minimum closing bid price of $1 per share (the “Minimum Bid Price Rule”). In accordance with the Nasdaq Listing Rules, the Company was provided with a 180-day compliance period to regain compliance with the Minimum Bid Price Rule, through December 11, 2023. If at any time during this 180-day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, Nasdaq Staff will provide us written confirmation of compliance and the matter will be closed.

The notice has no immediate impact on the listing or trading of our securities on Nasdaq. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the Minimum Bid Price Rule under the Nasdaq Listing Rules.

On June 15, 2023, we issued a press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K, disclosing our receipt of the Nasdaq notification regarding the Minimum Bid Price Rule deficiency.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: June 15, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated June 15, 2023, disclosing our receipt of the Nasdaq notification regarding the Minimum Bid Price Rule deficiency

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